January 5, 2026

Milton Chen
Co-Chief Executive Officer
VSee Health, Inc.
980 N Federal Hwy
Suite 304
Boca Raton , FL 33432

       Re: VSee Health, Inc.
           Registration Statement of Form S-1
           Filed December 29, 2025
           File No. 333-292464
Dear Milton Chen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   M. Ali Panjwani